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                             October 15, 2020

       Roberto Ardagna
       Chief Executive Officer
       Investindustrial Acquisition Corp.
       Suite 1, 3rd Floor, 11-12 St James's Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Investindustrial
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 13,
2020
                                                            File No. 333-249462

       Dear Mr. Ardagna:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Principal Shareholders, page 146

   1. Please revise your disclosure to identify the natural person or persons who have sole or shared voting or
investment power for the securities beneficially owned by
                                                        Investindustrial
Acquisition Corp., L.P.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Roberto Ardagna
Investindustrial Acquisition Corp.
October 15, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameRoberto Ardagna
                                                           Division of
Corporation Finance
Comapany NameInvestindustrial Acquisition Corp.
                                                           Office of Energy &
Transportation
October 15, 2020 Page 2
cc:       Cedric Van den Borren
FirstName LastName